Exhibit 12

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

						Six Months ended
(dollars in thousands)	Year Ended September 30,					March 31,
	2010	2011	2012	2013	2014	2015
Fixed Charges Computation
Interest expensed and capitalized (1)	$55,908	$106,557	$38,809	$37,100	$44,768	$43,229
Amortized premiums, discounts, and capitalized expenses related to indebtedness	16,027	20,069	14,184	5,841	2,175	5,042
Reasonable approximation of interest within rental expense	3,670	3,323	3,106	3,454	3,342	1,699

Total Fixed Charges and Preferred Equity Dividends	$75,605	$129,949	$56,099	$46,395	$50,285	$49,970

Earnings Computation
Pre-tax income from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees	$(46,390)	$(138,093)	$(16,454)	$12,209	$20,576	$(20,583)
Plus
Fixed charges	75,605	129,949	56,099	46,395	50,285	49,970
Minus
Interest capitalized	441	91	137	192	427	299
Total Earnings	$28,774	$(8,235)	$39,508	$58,412	$70,434	$29,088

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends	0.38	N/A *	0.70	1.26	1.40	0.58

*                     Total earnings for this period was less than zero dollars.  The deficiency of earnings to fixed charges for the year ended September 30, 2011 was $138.2 million.

(1)             Interest expense associated with unrecognized tax benefits is included in income tax expense, not with interest expense.